Exhibit 99.1

Gorilla Technology Announces Updated Share Count, Proceeds from Warrant Exercises, and Strengthened Market Position

LONDON, January 06, 2025 (NewsFile Corp.) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR), today announced its updated share count, proceeds from recent warrant exercises, and an update on its market capitalisation.

As of January 3, 2025, Gorilla has 18,464,651 ordinary shares outstanding. This reflects the full conversion of all preference shares, as well as the exercise of a combined total of 2,663,750 Series A, Series B, and Series C warrants. The Company has received over $15.7 million in fresh cash from the holders of these warrants in connection with their exercise.

Based on the closing market share price of $24.33 (as of January 2, 2025), Gorilla’s updated market capitalisation stands at approximately $449.2 million.

Bruce Bower, Chief Financial Officer of Gorilla Technology, commented: “These milestones are a testament to the strong confidence our investors place in Gorilla’s vision and growth trajectory. The additional proceeds further bolster our financial position, enabling us to accelerate strategic initiatives and strengthen our ability to deliver innovative solutions to our global customers. With a solid balance sheet and continued momentum, we believe we are well-positioned for long-term success.”

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about our ability to service our customers, to finance additional projects, to attract the attention of customers and win additional projects, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com